UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2023

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 16, 2023

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD RESULTS
FOR THE FOURTH QUARTER AND FULL YEAR OF 2022

Record annual revenue of $321 million, 19% YoY growth

MIGDAL HAEMEK, Israel – February 16, 2023 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter and year ended December 31, 2022.

Highlights of the Fourth Quarter of 2022

•	Revenues of $82.2 million; an 11% increase year-over-year;

•	GAAP operating income of $20.5 million; non-GAAP operating income of $22.8 million, representing an operating margin of 24.9% and 27.8% respectively;

•	GAAP net income of $21.7 million and non-GAAP net income of $24.0 million; and

•	Strong operating cash flow of $19.6 million;

Highlights of the Full Year 2022

•	Revenues of $320.9 million; a 19% increase year-over-year;

•	GAAP operating income of $81.5 million; non-GAAP operating income of $92.0 million; representing operating margins of 25.4% and 28.7%, respectively;

•	GAAP net income of $79.9 million; non-GAAP net income of $90.5 million; and

•	Operating cash flow of $57.8 million in 2022, which led to a year-end total cash, short-term and long-term deposits balance of $479 million.

Forward-Looking Expectations

Management expects revenues in the first quarter of 2023 between $71-74 million, representing a mid-point 6% decline from the first quarter of 2022.

Management Comment

Rafi Amit, Camtek’s CEO commented, “I am pleased to report record revenues for the fifth year in a row. In the last two years our revenues have more than doubled, while our operating profit has more than tripled. We remain well positioned in the fastest growing segments of our industry such as Heterogenous Integration and Compound Semiconductors, and we expect to benefit from this growth in the future.”

Continued Mr. Amit, “We believe that our leading position in the specific segments, broad and diversified customer base and long-term strategic relationships with customers will enable us to again outperform the wafer fabrication equipment (WFE) which is predicted to decline by 20-30% in 2023."

Fourth Quarter 2022 Financial Results

Revenues for the fourth quarter of 2022 were $82.2 million. This compares to fourth quarter 2021 revenues of $74.2 million, a growth of 11%.

Gross profit on a GAAP basis in the quarter totaled $39.9 million (48.6% of revenues), up 6% compared to a gross profit of $37.6 million (50.7% of revenues) in the fourth quarter of 2021.
Gross profit on a non-GAAP basis in the quarter totaled $40.2 million (49.0% of revenues), up 6% compared to a gross profit of $37.8 million (50.9% of revenues) in the fourth quarter of 2021.

Operating profit on a GAAP basis in the quarter totaled $20.5 million (24.9% of revenues), an increase of 6% compared to an operating profit of $19.3 million (26.0% of revenues) in the fourth quarter of 2021.
Operating profit on a non-GAAP basis in the quarter totaled $22.8 million (27.8% of revenues), an increase of 9% compared to $20.9 million (28.2% of revenues) in the fourth quarter of 2021.

Net income on a GAAP basis in the quarter totaled $21.7 million, or $0.45 per diluted share, compared to net income of $12.8 million, or $0.28 per diluted share, in the fourth quarter of 2021.
Net income on a non-GAAP basis in the quarter totaled $24.0 million, or $0.50 per diluted share, compared to a non-GAAP net income of $19.7 million, or $0.43 per diluted share, in the fourth quarter of 2021.

Full Year 2022 Results Summary

Revenues for 2022 were $320.9 million, an increase of 19.0% over the $269.7 million reported in 2021.

Gross profit on a GAAP basis totaled $159.9 million (49.8% of revenues), an increase of 16% compared to $137.4 million (50.9% of revenues) in 2021.
Gross profit on a non-GAAP basis totaled $161.1 million (50.2% of revenues), an increase of 17% compared to $138.0 million (51.2% of revenues) in 2021.

Operating income on a GAAP basis totaled $81.5 million (25.4% of revenues), an increase of 15% compared to operating income of $70.9 million (26.3% of revenues) in 2021.
Operating income on a non-GAAP basis totaled $92.0 million (28.7% of revenues), an increase of 20% compared to $76.7 million (28.4% of revenues) in 2021.

Net income on a GAAP basis totaled $79.9 million, or $1.66 per diluted share. This is an increase of 33% compared to net income of $60.3 million, or $1.34 per diluted share, in 2021.
Net income on a non-GAAP basis totaled $90.5 million, or $1.88 per diluted share. This is an increase of 27% compared to net income of $71.4 million, or $1.59 per diluted share, in 2021.

Cash and cash equivalents, short-term and long-term deposits, as of December 31, 2022, were $478.7 million compared to $429.9 million as of December 31, 2021 and $460.3 million as of September 30, 2022. During the fourth quarter, the Company generated an operating cash flow of $19.6 million.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, February 16, 2023, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call:

https://us06web.zoom.us/webinar/register/WN_JOji55tsT0KhNgNVI7MaLg

For those wishing to listen via phone, following registration, the dial in link will be sent.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expected revenue for the first quarter of 2023 and full year 2023 and statements relating to the compound semiconductors market and our position in this market our expense structure and our target operating model. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to,  the impact of any new or revised export and/or import and doing-business regulations or sanctions, such as changes in U.S. trade policies; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea; the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, and continuing or new effects as a result of the COVID-19 pandemic; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; anticipated trends and impacts related to industry component and substrate shortages and other supply chain challenges; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchases of our products; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and  (ii) tax settlement expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	December 31,	December 31,
	2022	2021
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	148,156	241,943
Short-term deposits	251,500	156,000
Trade accounts receivable, net	80,611	57,825
Inventories	65,541	58,759
Other current assets	11,156	5,653

Total current assets	556,964	520,180

Long-term deposits	79,000	32,000
Long-term inventory	5,357	5,150
Deferred tax asset, net	1,004	227
Other assets, net	1,024	190
Fixed assets, net	33,141	25,400
Intangible assets, net	597	610

	120,123	63,577

Total assets	677,087	583,757

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	31,667	33,550
Other current liabilities	56,833	56,137

Total current liabilities	88,500	89,687

Long-term liabilities
Other long-term liabilities	8,748	5,800
Convertible notes	195,737	194,643
	204,485	200,443

Total liabilities	292,985	290,130

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2022 and at December 31, 2021;
46,505,318 issued shares at December 31, 2022 and 45,939,019 at December 31, 2021;
44,412,942 shares outstanding at December 31, 2022 and 43,846,643 at December 31, 2021	175	172
Additional paid-in capital	187,105	176,582
Retained earnings	198,720	118,771
	386,000	295,525
Treasury stock, at cost (2,092,376 as of December 31, 2022 and December 31, 2021)	(1,898)	(1,898)

Total shareholders' equity	384,102	293,627

Total liabilities and shareholders' equity	677,087	583,757

Camtek Ltd.
Consolidated Statements of Income

(in thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2022	2021	2022	2021
	U.S. dollars		U.S. dollars
Revenues	320,909	269,659	82,175	74,171
Cost of revenues	161,053	132,315	42,229	36,591

Gross profit	159,856	137,344	39,946	37,580

Research and development costs	28,859	23,473	6,684	6,699
Selling, general and administrative expense	49,499	42,973	12,801	11,567
	78,358	66,446	19,485	18,266

Operating income	81,498	70,898	20,461	19,314

Financial income, net	6,690	1,030	3,801	119

Income before income taxes	88,188	71,928	24,262	19,433

Income taxes expense	(8,239)	(11,651)	(2,589)	(6,673)

Net income	79,949	60,277	21,673	12,760

Net income per ordinary share:

	Year ended December 31,		Three Months ended December 31,
	2022	2021	2022	2021
	U.S. dollars		U.S. dollars

Basic net earnings	1.81	1.38	0.49	0.29

Diluted net earnings	1.66	1.34	0.45	0.28

Weighted average number of
ordinary shares outstanding:

Basic	44,158	43,644	44,397	43,845

Diluted	48,229	45,035	48,332	46,301

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2022	2021	2022	2021
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	79,949	60,277	21,673	12,760

Tax settlement (1)	-	5,305	-	5,305
Share-based compensation	10,523	5,815	2,371	1,622
Non-GAAP net income	90,472	71,397	24,044	19,687

Non–GAAP net income per diluted share	1.88	1.59	0.50	0.43
Gross margin on GAAP basis	49.8%	50.9%	48.6%	50.7%
Reported gross profit on GAAP basis	159,856	137,344	39,946	37,580

Share-based compensation	1,217	653	295	179
Non-GAAP gross margin	50.2%	51.2%	49.0%	50.9%
Non-GAAP gross profit	161,073	137,997	40,241	37,759

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	81,498	70,898	20,461	19,314
Share-based compensation	10,523	5,815	2,371	1,622
Non-GAAP operating income	92,021	76,713	22,832	20,936

(1)	In February 2022 the Company reached a settlement with the Israeli Tax Authorities and recorded a one-time tax expense in respect of its historical exempt earnings.